Room 4561

	September 30, 2005

Ms. Stacey Giamalis
Senior Vice President, General Counsel and Secretary
LookSmart, Ltd.
625 Second Street
San Francisco, California 94107

Re:	LookSmart, Ltd.
	Schedule 14A filed September 19, 2005
	File No. 0-26357

Dear Ms. Giamalis:

      This is to advise you that we have limited our review of the above filing to the matters addressed in the comments below. No further review of the filing has been or will be made. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.
Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to
assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of
our review.   Feel free to call us at the telephone numbers listed
at
the end of this letter.

Proposal No. 1

Principal Effects of the Reverse Stock Split, page 7
1. Your disclosure states that "due to the magnitude of the reverse stock split, it may also have the effect of increasing the possibility of terminating [your] reporting requirements if the number of record holders of our common stock substantially decreases thereafter," but that your "board of directors does not intend to use the reverse stock split as a part of or first step in a `going private` transaction." Please tell us what consideration you gave to the application of Rule 13e-3 under the Exchange Act. Notwithstanding your disclosure that the purpose of the reverse stock split is not to effect a going private transaction, it does appear that the reverse stock split may "have a reasonable likelihood" of producing the effects described in Rule 13e-3(a)(3)(ii). Please also provide additional disclosure with respect to the effects of the reverse stock split on the number of your record holders. Please see
Interpretation M.30 of our July 1997 Manual of Publicly Available Telephone Interpretations for additional guidance.
2. We note your disclosure regarding the substantial increase in authorized share capital upon any of the reverse stock split ratios you are seeking approval for and that you currently have no plans for such increased authorized and unissued shares. Please discuss your reason for causing the increase in authorized capital by not adjusting the number of shares authorized as well as whether the board contemplated and considered this increase in authorized share capital in its consideration of the reverse stock split.

3. Your reverse stock split proposal falls within Item 12 of Schedule
14A. Please provide us your analysis as to why you have not included financial statements pursuant to Items 12(f) and 13(a) of Schedule 14A. We note that information "not material for the exercise of prudent judgment in regard to the matter to be acted upon may be omitted." Please address whether financial statements would be material to your stockholders in determining their vote for the reverse stock split proposal.

4. In your discussion of potential anti-takeover effects, please discuss other anti-takeover mechanisms that may be present in your governing documents or otherwise.


*              *              *              *


      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings includes all information required under the Exchange Act and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;
* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      You may contact Daniel Lee at (202) 551-3477, or Perry
Hindin
at (202) 551-3444, with any questions. If you need further assistance, you may contact me at (202) 551-3462 or Barbara C.
Jacobs, Assistant Director at (202) 551-3730.

	Sincerely,


	Mark P. Shuman
	Branch Chief - Legal

cc:	Via Facsimile
	Jon E. Gavenman, Esq.
	Nicole M. Nemirofsky, Esq.
	Heller Ehrman LLP
	Telephone: (650) 233-8539
	Facsimile:  (650) 324-6635